October 27, 2010

Via EDGAR and Overnight Delivery
Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549-6010

Re:	China Century Dragon Media, Inc.
Registration Statement on Form S-1/A
Filed September 30, 2010
File No. 333-166866

Dear Mr. Spirgel:

On behalf of China Century Dragon Media, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Pre-Effective Amendment No. 4 on Form S-1/A (“Amendment No. 4”) to the registration statement on Form S-1 that was originally filed on May 14, 2010, as amended by Amendment No. 1 filed on June 29, 2010 (“Amendment No. 1”), Amendment No. 2 filed on August 24, 2010 (“Amendment No. 2”) and Amendment No. 3 filed on September 30, 2010.   We are also forwarding to you via Federal Express two courtesy copies of this letter and Amendment No. 4, in a clean and marked version to show changes from the Amendment No. 3.  We have been advised that changes in Amendment No. 4 compared against Amendment No. 3, as submitted herewith in electronic format, have been tagged.

Based upon the Staff’s review of Amendment No. 3, the Commission issued a comment letter dated October 7, 2010.  The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence.  For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.

Prospectus Summary, page 2
Certain Relationships and Related Transactions, page 5

1.
Comment:  We note your response to comment five in our letter dated September 3, 2010 and that you valued the shares and warrants retained by WestPark Capital based on the $1.50 offering price of the common shares issued in the private placement on April 30, 2010.  Please use the price of the pending public offering by the company to value the shares and warrants retained by WestPark Capital.  In this regard, we note that the public offering with WestPark Capital as the underwriter is an integral part of the “WRASP” process managed by WestPark Capital, as well WestPark’s receipt of registration rights regarding the retained shares and warrants approximately six months after the filing date of the registration statement for the public offering.

Response:  The Company has revised the disclosure to use the midpoint of the pending public offering price to value the shares and warrants retained by the original stockholders of SRKP 25, Inc.

Contractual Arrangements, page 7

2.
Comment:  We note your response to comment six in our letter dated September 3, 2010.  It is not apparent why you believe that CD Media Huizhou’s activities do not exceed the scope of its business license.  Please explain the basis for your conclusion that the scope of CD Media Huizhou’s business license is extensive enough to cover its activities.  In your explanation, please focus of the totality of the activities of CD Media Huizhou and its control of the operations of CD Media Beijing pursuant to the contractual arrangements.

Larry Spirgel
October 27, 2010

Response:  PRC law does not require the activities contemplated in a business contract of a company match exactly the description of the company’s permitted business activities specified in its business license. The “technical and consulting” services to be provided by CD Media Huizhou to CD Media Beijing under the Exclusive Business Cooperation Agreement include only designing, handling (as agent) and organizing cultural communications (excluding news releases and making advertisements) for CD Media Beijing, providing cultural consulting services to CD Media Beijing, and designing images for CD Media Beijing.  Such activities are identical to the business scope of CD Media Huizhou as specified in its business license and there is no reason to believe that CD Media Huizhou’s activities under the Exclusive Business Cooperation Agreement are not covered by the business license of CD Media Huizhou.

Additionally, under the PRC corporate law regime, as long as the business activities provided in a business contract of a company do not require any permission or approval according to certain PRC laws and regulations, even if such business activities conducted by the company are not covered in the business license of the company, the company would not be subject to sanctions or penalties.  The provision of “technical and consulting services” to CD Media Beijing constitutes the totality of activities of CD Media Huizhou under the Exclusive Business Cooperation Agreement.  As long as such technical and consulting services are not subject to any permission or approval required by PRC laws and regulations, CD Media Huizhou would not be subject to any legal or administrative penalties regardless of whether its provision of such technical and consulting services” are expressly stated in its business license.  None of the services provided by CD Media Huizhou, including the designing, handling (as agent) and organizing cultural communications (excluding news releases and making advertisements) for CD Media Beijing, providing cultural consulting services to CD Media Beijing, and designing images for CD Media Beijing constitute activities that are subject to permissions or approvals under PRC laws and regulations.

CD Media Huizhou’s control of the operations of CD Media Beijing under the contractual arrangements other than the provision of services to CD Media Beijing under the Exclusive Business Operation Agreement is realized through the exercise of shareholders’ rights and share options, which are not business activities and, therefore, are not subject to review from a business license perspective.

Risk Factors, page 12
We face uncertainty from China’s Circular on Strengthening the Administration of Enterprise Income Tax ...., page 25

3.	Comment: We note that Circular 698 may have been applicable to the Share Exchange. Please quantify what the tax consequences would be if Circular 698 was determined to be applicable.

Response:  The Company has revised the disclosure in Amendment No. 4 to include a quantification of the tax consequences if Circular 698 was determined to be applicable.

“If we fail to maintain effective internal controls over financial reporting, ....”, page 32

4.
Comment:  We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

Larry Spirgel
October 27, 2010

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they arc qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

We note that you do not maintain a separate audit committee.  Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response: The Company submits the following response to Comment 4.

Maintenance of Books and Records

Larry Spirgel
October 27, 2010

The Company maintains its books and records in accordance with Chinese GAAP, which is similar to international GAAP. The basic accounting principles and practice of Chinese GAAP are similar to US GAAP. There are no substantial differences between Chinese GAAP and U.S. GAAP. The Company’s accounting transactions are not complex or specific to the Company.

The Company has internal controls in place to ensure the accounting records are recorded accurately according to Chinese GAAP.

The Company has established procedures to convert Chinese GAAP to US GAAP by reviewing publications of knowledgeable accounting professionals explaining the difference between the Chinese and U.S. GAAPs. The Company then makes adjustments, if necessary, to convert Chinese GAAP reporting to US GAAP reporting. The Company goes through each account at the lowest accounting level and analyzes the business transactions recorded in the account thoroughly to determine whether it is necessary to make any adjustments in order to present the records in accordance with U.S GAAP.

The Company gathers other information presented in its SEC periodic reports and other reports filed with the SEC by accumulating and analyzing its business records. The Company maintains an adequate records system so it is able to retrieve and compile the information needed for its analysis of its business and its presentation of quantitative and qualitative information in the financial statements and reports filed with the SEC.

The Company has access to a professional accounting website, which explains SEC reporting rules and regulations and has examples and guidance on how to provide adequate disclosure. The Company conducts extensive research using the website to ensure it is following the disclosure requirements. In addition, the Company uses this website to conduct U.S GAAP research for complex accounting issues.

Preparation of the Company’s Financial Statements and People in the Company’s Accounting Department

The Company’s Chief Financial Officer holds a Master of Accounting degree in the U.S. He has been a licensed CPA in Illinois for eight years and maintains the required continuing education hours in accordance with licensure requirements. He previously worked at KPMG in auditing U.S. public reporting companies for almost three years. He also worked at a U.S. public reporting company for four years, performing internal audit functions and Sarbanes Oxley 404 related work. He is also a Certified Internal Auditor. He has substantial experience in evaluating internal control over financial reporting.  He is primarily responsible for converting the Company’s accounting records from Chinese GAAP to U.S GAAP and preparing the Company’s financial statements in accordance to U.S GAAP. He also prepares the necessary disclosure information in the Company’s periodic reports with the SEC.

The Company’s accounting manager has a Bachelor’s degree in accounting that was earned in China. She is responsible for preparing the financial statements in accordance with Chinese GAAP and overseeing the overall internal controls in the accounting department.  She also approves accounting entries made by junior accounting staff members. The accounting manager obtained her experience and training on internal controls from her many years of work experience and on the job training regarding appropriate accounting procedures, treatment and controls.

The Company has two accountants who also have Bachelor’s degrees in accounting that were earned in China. They are responsible for daily bookkeeping and perform most of the internal controls.  The accountants obtained their experience and training with respect to internal controls from their many years of work experience and on the job training regarding appropriate accounting procedures, treatment and controls.

The Company’s senior management team, including the Chief Executive Officer and Chief Financial Officer, review the monthly revenues and expenses to ensure the accuracy and completeness of these transactions.  In addition, senior-level management also reviews these transactions to ensure that they are valid and properly authorized.

The Company’s Chinese accounting staff members do not have past education or working experience related to U.S GAAP reporting. However, they have solid Chinese accounting knowledge. The Company’s Chief Financial Officer is providing them some training regarding U.S GAAP knowledge.

Larry Spirgel
October 27, 2010

The Company does not retain an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.  Only employees of the Company prepare the Company’s financial statements and evaluate the Company’s internal control over financial reporting.  During 2010, the Company has utilized the services of two U.S.-based outside financial consultants to assist it in addressing certain specific accounting issues, as well as certain financial statement presentation, disclosure and classification issues.  Each of these two consultants has 30+ years experience in working with public companies subject to U.S. SEC compliance and reporting requirements, one of whom is a CPA and retired partner of a “Big Four” accounting firm.

Board of Directors Knowledge of U.S. GAAP and Internal Control Over Financial Reporting

The Company’s current board members do not have specific knowledge of US GAAP but the Chairman of the Board, Li Huihua, has many years of accounting experience related to Chinese GAAP and internal control over financial reporting.  Ms. Li obtained her experience and training related to internal controls from her many years of work experience and on the job training regarding appropriate accounting procedures, treatment and controls. Ms. Li obtained an accounting degree in China and has worked as an accountant and performed internal controls at various companies. Mr. Yan Zhifeng, the Company’s other director, does not have any experience with internal control over financial reporting or U.S. GAAP.

The Company plans to appoint independent directors in the near future and form an audit committee consisting of individuals who have knowledge of U.S. GAAP and internal control over financial reporting.  One of the independent directors that the Company will appoint will qualify as an “audit committee financial expert.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

5.
Comment:  We note your response to comment 15 in our letter dated September 3, 2010 and your amended disclosure in your Form 10-Q for the quarter ended June 30, 2010.  In an appropriate location of your management’s discussion and analysis, please address your efforts to establish effective disclosure controls and procedures and how the costs associated with these efforts might impact results or financial condition.  Please include risk factor disclosure regarding the ineffectiveness of disclosure controls and procedures in the past and the challenges associated with establishing and maintaining effective disclosure controls and procedures.

Response:  The Company has added disclosure in the “management’s discussion and analysis” section of the prospectus regarding its efforts to establish effective disclosure controls and procedures and how the costs of implementing these items might impact its results of operations.

The Company has added a risk factor regarding the ineffectiveness of its disclosure controls and procedures and the challenges associated with establishing and maintaining such controls.

Factors Affecting Our Results of Operations, page 43

6.
Comment:   We note your response to comment 16 in our letter dated September 3, 2010.  However, we continue to believe that you should provide more disclosure in your prospectus explaining the process pursuant to which you procure advertising time as described in the response letter and disclosing in more detail what specific rights you obtain in exchange for the advances.  If the rights vary by vendor, explain that and also disclose what rights are represented by the advances shown on your latest balance sheet.

Response:  The Company has added a detailed explanation with regard to rights represented by advances in footnote 4 of the financial statements beginning on page F-1 of the prospectus. It has also added detailed disclosure on page 58 discussing the process pursuant to which it procures advertising time. The rights obtained do not vary by vendor.

Liquidity and Capital Resources, page 50

7.
Comment:  We note your disclosure on page 51 regarding the unpaid registered capital of CD Media Huizhou.  Expand your disclosure to explain the impact that the payment of this capital will have on your financial statements and your liquidity.

Response: The Company has added disclosure on page 52 of the prospectus to explain the impact that the payment of the capital will have on its financial statements and liquidity.

Description of Business, page 55 Strategy, page 56

8.
Comment: We note your belief that your television production activities were within the scope of CD Media Beijing’s business license.  However, please further revise to explain how you came to this conclusion considering the fact that, in addition to providing the limited services you describe, it appears you held ownership interests in these television productions.  In the risk factor beginning on page 25 regarding the scope of CD Media Beijing’s business license, discuss with more specificity the potential consequences in the event that your television production activities exceeded the scope of the business license.

Larry Spirgel
October 27, 2010

Response:  The Company believes that its television production activities were within the scope of CD Media Beijing’s business license.  The Company did not engage in the business of providing television production services and the Company would have needed certain administrative pre-approvals for it to have provided such services.  The Company’s previous activities related to its involvement in two television series were limited to certain supporting activities.  Such activities did not constitute “production” work of television series that is not currently covered by CD Media Beijing’s business license.  Such supporting services are not prohibited by CD Media Beijing’s business license.

Additionally, CD Media Beijing was never the registered copyright owner of either of the two television series, and its interests in these two television series were limited to economic rights based on the relevant cooperation agreements, including the rights to receive certain percentages of the profits deriving from the series.  CD Media Beijing’s ownership interest in such productions did not violate its business license because CD Media Beijing did not directly perform any production services. In March 2010, CD Media Beijing transferred all of its economic interests in the above two series to unaffiliated third parties, and currently it does not own any interests in the above two television series.

The Company has made additional disclosure in the risk factor regarding the scope of CD Media Beijing’s business license and under the “Strategy” heading on page 57 of the prospectus.

Report of independent Registered Public Accounting Firm, page F-2

9.
Comment:  We note that you restated your financial statements to reflect certain operations as discontinued.  Please ask your auditors to revise their report to refer to this restatement.  Also, please have them explain to us why they did not dual date their audit report.

Response:  The auditors have revised their report to refer to the restatement and have dual dated their audit report.

Consolidated Statements of Operations and Comprehensive Income, page F-5

10.
Comment:  We note that your statement of operations does not present any income from continuing operations or discontinued operations for the six months ended June 30, 2009 and the three years ended December 31, 2009.  It appears, based on your disclosure of earnings per share, that your entire net income related to continuing operations for these periods.  Please revise your statement of operations to reflect the amount of net income that was attributable to income from continuing operations.

Response:  The Company has revised the “Statement of Operations” to present income from continuing operations for the six months ended June 30, 2009 and the three years ended December 31, 2009.

Financial Statements
Note 3.  Summaries of Significant Accounting Policies, page F-1.
j.  Revenue recognition, page F-12

11.
Comment:  We note your response to our comments 16 and 29 from our letter dated September 3, 2010.  We also note your disclosure appearing on page 48 that no advertising time remained unsold as of June 30, 2010.  Please provide us with an analysis of your balance of advances at the end of each of the 12 months preceding June 30, 2010.  Please tell us the components of the balances, including the amount of unspecified advances, the amount relating to time slots owned and sold to a customer, and the amount related to specific time slots owned but unsold.

Response:  The Company has provided a table analyzing the balance of advances at the end of each of the 12 months preceding June 30, 2010, which is attached as Attachment A to this letter.

Note 4.  Advances to Suppliers, page F-16

Larry Spirgel
October 27, 2010

12.
Comment:  We note from your response to our comment 16 from our letter dated September 3, 2010 that a portion of your balance of advances at June 30, 2010 was comprised of specified time slots that you owned.  We believe that these amounts should be presented as inventory on your balance sheet.  Please revise or advise.

Response:  The Company agrees that the separate presentation of time slots owned at the end of each period would be useful to the readers of its financial statements. However, the Company believes the term “inventory” could be confusing or misleading as the term traditionally refers to tangible personal property, as also indicated by the definition in the FASB’s codification.  Therefore, the Company has separated the amount of specific time slots owned versus the general advances on the balance sheet for each reporting period. The amount of specific time slots owned is reported under the caption “Advances – time slots purchased.”

Note 5.  Discontinued Operation, page F-16

13.	Comment: Disclose the payment terms for your accounts receivable relating to your discontinued operations.

Response:  The Company has added disclosure to Note 5 of the financial statements regarding the payment terms for accounts receivable relating to the discontinued operations.

Note 14.  Condensed Parent Company Financial information, page F-20

14.
Comment: Please expand your disclosure to explain in more detail the nature of the restrictions on your Chinese operating subsidiaries to pay dividends, including restrictions regarding statutory reserves, paid-in capital and unpaid capital as discussed on page 51.  In addition, please quantify the amount of the restricted net assets, as required by Rule 4-08(e)(3)(ii) of Regulation S-X.

Response:  The Company has added additional disclosure regarding the nature of the restrictions on its Chinese operating subsidiaries to pay dividends. It has also quantified the amount of the restricted net assets.

Please do not hesitate to contact the undersigned at (310) 552-5086 with any questions.

Sincerely,

/s/ Melissa A. Brown, Esq.

Melissa A. Brown, Esq.

cc:	Fu Haiming, China Century Dragon Media, Inc.
John J. Harrington, United States Securities and Exchange Commission
Thomas J. Poletti, Esq.

ATTACHMENT A

Month	Unspecific Advance	Specific Advance - Sold	Specific Advance - unsold
July 2009	-	709,554	36,550
August 2009	284,525	1,070,940	12,183
September 2009	56,162	1,681,719	-
October 2009	148,708	481,218	73,099
November 2009	546,414	4,992,885	-
December 2009	7,589,725	-	-
January 2010	2,605,708	4,627,444	-
February 2010	1,215,227	2,990,142	-
March 2010	857,530	6,768,358	-
April 2010	1,088,056	4,465,417	-
May 2010	300,253	4,813,957	-
June 2010	1,607,140	5,493,796	-